UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

PRODUCTION & SALES REPORT

1Q22

FPSO Guanabara, *in Mero field*
1st oil in 2Q22

FPSO built and operated by Modec

Highlights on production and sales in 1Q22

Rio de Janeiro, April 27, 2022

In 1Q22, Petrobras kept a solid operating performance, with average oil, NGL and natural gas production reaching 2.80 MMboed, 3.4% above 4Q21. This result was achieved mainly due to the continuity of the ramp-ups of FPSOs Carioca (Sépia field) and P-68 (Berbigão and Sururu fields), located in the pre-salt of Santos Basin, to the lower production loss caused by maintenance stoppages, compared to 4Q21, and to the start-up of new wells in the post-salt of Campos Basin.

We reached monthly and quarterly records in pre-salt production: 2.06 MMboed, in January 2022 and 2.03 MMboed in the quarter, accounting for 72% of Petrobras' total production, compared to 71% in 4Q21.

The highlights of 1Q22 were:

Continuity of the ramp-up of FPSO Carioca, reaching a quarterly average of 127,000 bpd of operated production, confirming the good performance of the wells and the platform.

Start-up of FPSO Guanabara, scheduled for May, in Mero field, in the pre-salt of Santos Basin. The connection activities on the FPSO, which is currently on location, have already been completed and we are waiting for regulatory approvals to start production. The platform, the first permanent in the field, has the capacity to process up to 180,000 barrels of oil. In the first wave, six producing wells and seven injection wells will be connected to the FPSO. Mero is the third largest oil field in the pre-salt, standing only behind Búzios and Tupi.

"FPSO Guanabara is the most complex production unit to operate in Brazil. The implementation of a project with such technology is the result of over a decade of experience in the pre-salt and of the joint collaboration among Petrobras, partners and suppliers. The project was conceived to combine production capacity, efficiency, and reduction of GHG emissions," says João Henrique Rittershaussen, Production Development Executive Director at Petrobras.

Production start-up of two new wells in Roncador field, in Campos Basin, on March 9. The two wells added a production of 18 thousand boed. A series of 18 wells is expected to be connected to production platforms, representing an important milestone in the complementary development of Roncador. Petrobras is the operator of the consortium (75% interest) together with Equinor (25% interest) since 2018, when the strategic partnership to increase oil recovery factors was initiated.

Signing of contract with CNOOC Petroleum Brasil Ltda. (CPBL). On March 4, we signed the agreement for the assignment of 5% of our participation in the Production Sharing Contract of the Transfer of Rights Surplus Volume for the Búzios field, in the Santos Basin pre-salt area. The agreement results from the option to purchase an additional stake, exercised by CPBL on 09/29/2021. The amount to be received in cash by Petrobras at the closing of the operation, relative to the compensation and reimbursement of the signature bonus of CPBL's additional stake, will be $2.12 billion. This amount is subject to the usual adjustments for this type of contract between the base date and the closing date. The impact on Petrobras' share of Búzios production after this contract goes into effect, already included in our Strategic Plan 2022-26, will be approximately 23.5 thousand boed.

Conclusion of the sale of the totality of the participation in seven concessions and the Natural Gas Processing Unit (UPGN) of Alagoas, called Alagoas Cluster. On February 4, the sale of the participation in the Alagoas Cluster to the company Origem Energia S.A (former Petro+) was concluded. This cluster comprises six onshore fields (Anambé, Arapaçu, Cidade de São Miguel dos Campos, Furado, Pilar, and São Miguel dos Campos) and the Paru field, located in shallow waters, in addition to the UPGN. The average production of the Alagoas Cluster in 2021 was 1.62 thousand bpd of oil and condensate and 550 thousand m3/d of gas generating 0.81 thousand bpd of LGN (natural gas liquids).

Petrobras reached 91% total utilization factor (FUT) in our refineries in the last week of March 2022. FUT in 1Q22 was 87%, in line with the high level observed in 4Q21 and 5 p.p. higher than in 1Q21, when there were maintenance stoppages in relevant units. The refining FUT considers the volume of oil effectively processed and the refineries' reference feedstock, i.e., the maximum operating capacity, respecting the design limits of the equipment, safety, environmental and quality requirements for oil products output, in addition to the economic rationality of production decisions, focusing on value generation.

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“The definition of utilization levels is a technical and economic decision, which takes into account our customers’ demand, global supply alternatives and prices of oil and oil products, different configurations and operating limits and the need for maintenance stoppages of the refining units, among other factors. Petrobras is producing as much as possible under safe, sustainable, and economic conditions," said Rodrigo Costa, Petrobras' Refining and Natural Gas Executive Director.

Oil product sales in 1Q22 was down 8% compared to 4Q21, and the production volume was 9.6% lower compared to the same period, both impacted by the sale of RLAM, concluded on November 30, 2021. Compared to 1Q21, sales were 2% higher.

In 1Q22 we registered a record 56% share of S-10 diesel in total diesel production, in accordance with the strategic decision to focus on cleaner and higher value products, in line with market demand. With respect to the share of S-10 diesel on total diesel sales, we reached a quarterly record of 58% and a monthly record of 59% in February 2022.

We reached a new record for pre-salt oil processing in 1Q22, which accounted for 65% of throughput in the quarter. In February we reached 66% of throughput. The processing capacity of pre-salt oils has been expanded with investments in our refining facilities, ensuring greater operational and logistic flexibility.

In 1Q22, Búzios continued to be the most important stream in our export mix. Recently added streams, Atapu and Sépia, increased their relevance in volumes exported. In 4Q21, we traded the first export of the Sépia stream. In 1Q22 new cargoes of this stream were traded and we managed to add new clients to our portfolio.

In Santos, the largest port in South America, we delivered 194,000 tons of bunker in March 2022, the highest volume since April 2011.

In 1Q22, there was a 50% reduction in natural gas thermoelectric dispatch compared to 4Q21, reflecting improved hydrological conditions, the recovery of reservoir levels and the overcoming of the effects of the hydric crisis throughout 2021.

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1 - Exploration & Production

				Variation (%)
Thousand barrels of oil equivalent per day (kboed)	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Crude oil, NGL and natural gas - Brazil	2,757	2,663	2,720	3.5	1.4
Crude oil and NGLs (Kbpd)	2,231	2,151	2,196	3.7	1.6
Onshore and shallow water	82	92	109	(10.9)	(24.8)
Post-salt - deep and ultra deep	467	458	521	2.0	(10.4)
Pre-salt	1,682	1,601	1,567	5.1	7.3
Natural gas (Kboed)	526	513	523	2.5	0.6
Crude oil, NGL and natural gas - abroad	39	41	45	(4.9)	(13.3)
Total (Kboed)	2,796	2,704	2,765	3.4	1.1
Total - comercial (Kboed)	2,462	2,404	2,450	2.4	0.5

Average production of oil, NGL and natural gas in 1Q22 was 2,796 thousand boed, 3.4% up on 4Q21, mainly due to:

•	The continuation of the ramp-ups of FPSOs Carioca (Sépia field) and P-68 (Berbigão and Sururu fields), located in the pre-salt layer of Santos Basin;
•	New post-salt producing wells in Campos Basin; and
•	Production recovery after maintenance stoppages in 4Q21.

Production in pre-salt fields reached 1,682 thousand bpd in 1Q22, 5.1% above 4Q21, due to the ramp-ups of the units highlighted above. Total pre-salt production was 2.03 MMboed in the quarter, representing 72% of Petrobras' total production.

Post-salt production in 1Q22 was 467 thousand bpd, 2.0% higher than in 4Q21, mainly due to the start-up of new producing wells in Campos Basin and the lower volume of production losses resulting from maintenance stoppages.

In 1Q22, onshore and shallow water production, in turn, was 82 thousand bpd, 10 thousand bpd lower than in 4Q21, due to the divestment of onshore and shallow water fields and the natural decline in production.

Production abroad was 39 thousand boed in 1Q22, 2 thousand boed lower than in 4Q21, due to the natural decline in production.

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2 – Refining, Transportation and Marketing*

				Variation (%)
Operational (kbpd)	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Total production volume	1,726	1,910	1,821	(9.6)	(5.2)
Total sales volume in the domestic market	1,700	1,848	1,667	(8.0)	2.0
Reference feedstock	1,897	2,082	2,176	(8.9)	(12.8)
Processed feedstock	1,606	1,798	1,739	(10.7)	(7.6)
Processed feedstock utilization factor (%)*	85%	86%	80%	(1.0)	5.0
Total distillation feedstock	1,657	1,824	1,789	(9.2)	(7.4)
Total refining plants utilization factor (%)*	87%	88%	82%	(1.0)	5.0
Processed feedstock	1,653	1,846	1,782	(10.5)	(7.2)
Domestic crude oil as % of total processed feedstock	93%	92%	92%	1.0	1.0

Sales of oil products in 1Q22 were 8.0% lower than in 4Q21, mainly due to seasonal factors and the divestment of RLAM, impacting diesel, gasoline and LPG sales. The decrease in fuel oil sales in the domestic was due to lower demand for thermoelectric generation.

Oil products output fell by 9.6% in 1Q22 compared to 4Q21, mainly due to the divestment of RLAM. On the other hand, total refining plants utilization factor (FUT) in 1Q22 was 87%, remaining at the high level observed in 4Q21 and 5 p.p. above 1Q21, when scheduled stoppages of relevant units took place.

2.1 – Diesel

				Variation (%)
thousand barrels per day (kbpd)	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Production volume	684	732	717	(6.6)	(4.6)
Sales volume for the Brazilian market	716	790	732	(9.3)	(2.1)

Diesel sales decreased 9.3% in 1Q22 compared to 4Q21 mainly due to seasonality in consumption, typically lower in the first quarter of the year. Additionally, the divestment of RLAM, completed on November 30, 2021, also impacted the sales volume in the quarterly comparison.

These effects were partially offset by the reduction in the mandatory blending of biodiesel from 10.7% in 4Q21 to 10% in 1Q22 and by the reduction in third-party imports in the period.

In 1Q22, diesel production was 6.6% lower than 4Q21, mainly due to lower domestic market demand and the impact of the divestment of RLAM, partially offset by the increase in production at other refineries. If we strip out the volumes of RLAM, we would have had an increase of 1.2% in production when compared to 4Q21 and of 4.4% when compared to 1Q21.

Highlights were the monthly production records for S-10 diesel, at RPBC in February, at REPLAN and REVAP in March.

* Processed feedstock utilization factor is calculated only with oil and C5 +. Total refining plants utilization factor considers the entire load in the distillation units, consisting of oil, C5 +, waste, reprocessing, including terminals. Processed feedstock consists of oil and NGL.

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2.2 – Gasoline

				Variation (%)
thousand barrels per day (kbpd)	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Production volume	374	430	378	(13.0)	(0.9)
Sales volume for the Brazilian market	402	463	342	(13.3)	17.3

Gasoline sales in 1Q22 decreased by 13.3% compared to 4Q21, mainly due to the typical seasonality with peak consumption in the last quarter of each year. In addition, the divestment of RLAM was concluded on November 30, 2021, with an impact on production and sales.

It is worth noting, however, that 1Q22 sales were the highest for a first quarter in the last 5 years. Compared to 1Q21, sales grew 17.3%. This was mainly due to the increase in the share of gasoline over hydrated ethanol in flex-fuel vehicles since the price relationship led consumer’s preference for the former.

In 1Q22, gasoline production decreased by 13.0% compared to 4Q21, mainly due to the seasonal reduction in demand and the divestment of RLAM.

If we strip out the volumes of RLAM, we would have had a reduction of 5.5% in production when compared to 4Q21 and an increase of 11.1% when compared to 1Q21.

2.3 – Fuel Oil

				Variation (%)
thousand barrels per day (kbpd)	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Production volume	227	292	284	(22.1)	(19.9)
Sales volume for the Brazilian market	37	61	56	(39.3)	(33.7)

In 1Q22, domestic fuel oil sales fell by 39.3% compared to 4Q21 due to lower demand for thermoelectric generation.

In 1Q22, fuel oil production fell by 22.1% compared to 4Q21, mainly due to the divestment of RLAM. If we strip out the volumes of RLAM, we would have had a reduction of 2.3% in production when compared to 4Q21 and an increase of 8.5% when compared to 1Q21.

2.4 – Naphtha

				Variation (%)
thousand barrels per day (kbpd)	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Production volume	77	77	85	0.3	(8.6)
Sales volume for the Brazilian market	75	67	69	12.3	7.7

Naphtha sales increased 12.3% in 1Q22 compared to 4Q21 due to higher sales in Bahia in the first quarter of 2022, offsetting the effect of the divestment of RLAM.

In 1Q21, production tracked the sales performance, remaining stable compared to 4Q21, but 8.6% lower compared to 1Q21, mainly due to the divestment of RLAM.

2.5 – Liquefied Petroleum Gas (LPG)

				Variation (%)
thousand barrels per day (kbpd)	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Production volume	112	126	118	(11.3)	(5.3)
Sales volume for the Brazilian market	199	214	226	(6.9)	(11.9)

The 6.9% reduction in LPG sales in 1Q22 compared to 4Q21 is mainly due to the divestment of RLAM and the typical seasonality of the product, since residential and industrial consumption is reduced in the first quarter of the year.

In 1Q22, LPG production fell by 11.3% compared to 4Q21, following the market reduction, and due to the divestment of RLAM.

2.6 – Jet Fuel

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				Variation (%)
thousand barrels per day (kbpd)	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Production volume	85	88	68	(2.7)	25.0
Sales volume for the Brazilian market	97	92	73	5.6	33.4

In 1Q22, jet fuel sales increased by 5.6% compared to 4Q21 due to typical seasonality, with increased sales during the school holidays and the continued recovery of the market after the most critical period of the COVID-19 pandemic for the airline industry. The divestment of RLAM partially offset these positive effects.

Compared to 1Q21, the increase was 33.4% mainly due to the negative effect of COVID-19 on the aviation market in the most critical period of the pandemic, which reduced the basis for comparison.

Jet fuel production was in line with market behavior and increased by 25% compared to 1Q21.

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3 - Gas & Power

				Variação (%)
Operational	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Sale of Thermal Availability at Auction- Average MW	2,056	2,383	2,465	(13.7)	(16.6)
Generation of electricity - average MW	1,765	3,526	2,864	(49.9)	(38.4)
National gas delivery (MM m³/day)	37	44	43	(15.9)	(14.0)
Regasification of liquefied natural gas (MM m³/day)	10	24	19	(58.3)	(47.4)
Import of natural gas from Bolivia (MM m³/day)	20	20	20	−	−
Sales volume of natural gas - MM m³/day	66	87	81	(24.1)	(18.5)

In 1Q22, electricity generation was 1,765 MW on average, a reduction of 49.9% when compared to 4Q21, due to the increase in the level of hydroelectric plants’ reservoirs in the country. In the same period, there was also a 13.7% reduction in sales volumes of thermal availability at auctions, due to the divestment of oil-fired thermoelectric plants in the Northeast (Arembepe, Bahia 1 and Muricy) and the expiration of various contracts at the end of 4Q21 .

On the supply side, national gas delivery was reduced to 37 MM m³/day, mainly as a result of the termination of purchase contracts Petrobras had with partners and third parties, who began to sell their gas directly to final customers, and the E&P divestments in the Northeast. Additionally, there was a reduction of 14 MMm³/day in LNG regasification volumes, which totaled 10 MMm³/day in 1Q22, mainly due to lower gas demand for thermoelectric plants.

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Exhibit I: Consolidated Sales Volume

				Variation (%)
Sales volume (kbpd)	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Diesel	716	790	732	(9,4)	(2,2)
Gasoline	402	463	342	(13,2)	17,5
Fuel oil	37	61	56	(39,3)	(33,9)
Naphtha	75	67	69	11,9	8,7
LPG	199	214	226	(7,0)	(11,9)
Jet Fuel	97	92	73	5,4	32,9
Others	174	163	169	6,7	3,0
Total oil products	1.700	1.850	1.667	(8,1)	2,0
Alcohols, nitrogenous, renewable and others	3	3	5	−	(40,0)
Petroleum	198	83	9	138,6	2100,0
Natural gas	346	364	336	(4,9)	3,0
Total domestic market	2.247	2.300	2.017	(2,3)	11,4
Exports of petroleum,oil products and others	760	701	737	8,4	3,1
Sales of international units	57	53	42	7,5	35,7
Total external market	817	754	779	8,4	4,9
Grand total	3.064	3.054	2.796	0,3	9,6

1Q22 was the first quarter to fully include RLAM’s divestment, completed on 11/30/2021, when we started to have significant oil sales in the domestic market, represented by sales to Acelen.

Exhibit II: Net imports and exports

				Variação (%)
Thousand barrels per day (kbpd)	1Q22	4Q21	1Q21	1Q22 X 4Q21	1Q22 X 1Q21
Net export (import)	411	374	347	9.9	18.4
Import	349	327	390	6.7	(10.5)
Petroleum	177	138	230	28.3	(23.0)
Diesel	75	106	70	(29.2)	7.1
Gasoline	21	27	1	(22.2)	2000.0
Naphtha	−	−	−	−	−
GLP	65	40	74	62.5	(12.2)
Other oil products	11	16	15	(31.3)	(26.7)
Export	760	701	737	8.4	3.1
Petroleum	543	440	511	23.4	6.3
Fuel oil	212	233	199	(9.0)	6.5
Other oil products	5	28	27	(82.1)	(81.5)

Net exports in 1Q22 grew 9.9% when compared to 4Q21, due to higher oil exports, partially offset by higher imports, mainly oil.

The increase in oil exports stems from the growth in oil production and the realization of about 4 million additional barrels of ongoing exports in 1Q22 compared to the realization in 4Q21. The reduction in oil products imports in 1Q22, mainly diesel and gasoline, was due to lower market demand.

Disclaimer

This release may include forecasts that are subject to uncertainties. Such forecasts, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur, therefore future results of the Company's operations may differ from current expectations and the reader should not rely exclusively on the information contained herein. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. The values reported for 1Q22 onwards are estimates. The operational data contained in this release is not audited by the independent auditor.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer